NEWS RELEASE October 27, 2006 NR-06-31

ENERGY METALS REPORTS SIGNIFICANT DRILLING RESULTS AT
LA PALANGANA; HOBSON PLANT REFURBISHMENT AND
PERMITTING ON SCHEDULE AT TEXAS OPERATIONS

Vancouver, British Columbia, October 27, 2006: Energy Metals Corporation (TSX:EMC) is pleased to announce results of continued drilling at its 99%-owned South Texas Mining Venture (EMC-STMV). Drilling began on the La Palangana in-situ recovery (ISR) project near Benavides, Texas, on July 11, 2006, and is now continuing with four rigs. EMC’s objectives at La Palangana are: (1) Definition and delineation drilling to facilitate wellfield design within the existing 43-101 compliant inferred resource of 5.7 million pounds eU3O8 (Standard Uranium Inc. news release, January 26, 2006), and (2) Expansion of the existing resource through wide-spaced grid drilling over the entire 6900-acre property.

Current drilling is being conducted as an expanding 100-foot grid surrounding two isolated mineralized roll fronts partially explored by Union Carbide Corp. in the 1970s. As of September 30, 96 holes have been drilled in these two areas with 31 intersecting ore grade material (GT=>0.50) and ten classified as strongly mineralized (GT=>0.30) . The remaining holes were weakly mineralized or barren (GT<0.30) . (Please refer to the note below for definition of GT). The nearest historic drilling to these rapidly expanding mineralized areas is approximately 500 feet. Forty-eight holes have been drilled in each area with 50% intersecting ore or strongly mineralized intervals in one area and 35% in the other.

Thicknesses of ore-grade intervals ranges from 5.5 to 13.5 feet with intercept grades ranging from 0.044% to 0.283% eU3O8. The average GT of 33 ore intercepts (GT=>0.50) recorded in the 31 ore holes was 1.136 with 15 intercepts showing a GT greater than 1.0. The highest GT of 2.770 was associated with an intercept of 13.5 feet grading 0.205% eU3O8 (commonly written as 13.5’/0.205%). Some of the additional better intervals include: 9’/0.283% eU3O8, 9’/0.214% 11’/0.174%, and 11.5’/0.149%. Depth to the mineralized intervals varies from 420 to 520 feet.

A third drilling rig began work on September 9 and a fourth began drilling on September 18. These additions will accelerate confirmation drilling of historic resources and allow startup of wide-spaced grid drilling over relatively unexplored portions of the La Palangana property.

At La Palangana, various baseline studies are in progress. Initial vegetation sampling and analyses are complete as is a field study associated with social-economic studies. Fabrication of specialized well completion equipment for the La Palangana site is in progress.

At the Hobson central processing plant, remodeling and renovation of the office, laboratory, and control room building has been completed with updated telecommunication systems and HVAC systems now in place. Removal and disposal of obsolete process equipment, instrumentation, electrical systems, and piping continues with more than 80% of such equipment removed. Contracts for disposal of all such equipment and materials have been executed. The Hobson plant was originally constructed by Everest Exploration in 1979 with a rated capacity of 500,000 pounds U3O8 (yellowcake) per year.EMC’s refurbishment includes an upgrade to one million pounds per year.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Definition of GT: GT is an abbreviation for eU3O8 grade multiplied by gamma anomaly thickness as determined from downhole radiometric probing. It is a commonly used measure of mineralization in the uranium industry. Coupled with a minimum grade cutoff, commonly 0.02%  eU3O8, and minimum GT for various categories of mineralization, it clearly defines a company’s position as to what constitutes ore-bearing material for a particular property. It can also be applied to chemical assay data.

Energy Metals Corporation

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation

Paul Matysek, CEO and President: (604) 684-9007

Bill Sheriff, VP Corporate Development, Director: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.comand with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.